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SEC FILE NUMBER
8- 18434

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 17 2002

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MORRIS DAVID & SONS SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 BROADWAY
(No. and Street)

NEW YORK (City) NEW YORK (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN GOFFNER 212-422-3530
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOFFNER, NORMAN M
(Name — if individual, state last, first, middle name)

3 HANOVER SQUARE (Address) NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Goffner, Norman M [70]

ADDRESS

3 Hanover Square [71]	New York [72]	NY [73]	10004 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ☒ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT
3 HANOVER SQUARE, SUITE 18A
NEW YORK, N. Y. 10004

TELEPHONE (212) 422-3530
FAX (212) 825-0455

February 1, 2002

To the Board of Directors of
Morris David & Sons Securities, Inc.

We have audited the accompanying balance sheet of Morris David and Sons Securities, Inc. as of December 31, 2001, and the related statements of income, retained earnings, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Morris David and Sons Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT
3 HANOVER SQUARE, SUITE 18A
NEW YORK, N. Y. 10004

TELEPHONE (212) 422-3530
FAX (212) 825-0455

February 1, 2002

To the Board of Directors of
Morris David & Sons Securities, Inc.

In planning and performing our audit of the financial statements of Morris David and Sons Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding Securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Morris David and Sons Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II); (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3 3(k)(2)(ii). We did not review the practices and procedures followed by the Company (3) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (4) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (5) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management for the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above and no facts came to our attention to cause us to believe that the company was not in compliance with the exemptive provisions of Rule 15c-3-3(K)(2)(ii).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet Commission's objectives.

The report recognizes that it is not practicable in an organization the size of Morris David and Sons Securities, Inc., to achieve all the divisions of duties and cross-checks generally in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material difference existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our audit.

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT

(212) 859-9293

Morris David & Sons Securities, Inc.

Members
New York & American Stock Exchanges, Inc.
45 Broadway, New York, N.Y. 10006

February 1, 2002

Securities and Exchange Commission
26 Federal Plaza
New York, New York 10007

Gentlemen:

We have checked the financial statements and the supporting schedules of Morris David & Sons Securities, Inc. as at December 31, 2001, and find them to be true and correct. The registrant has no proprietary interest in any account classified in the report as solely that of a customer, and no partner or officer or director thereof has any such interest.

In accordance with Rule 418.15 this report has been made available to all members and allied members of the organization.

Very truly yours,
MORRIS DAVID & SONS SECURITIES, INC.

Lawrence David, Treasurer

Sworn to before me this
8th day of February 2002

Notary Public
LINDA GETZONE
Notary Public, State of New York
No. 41-4851342
Qualified in Queens County
Commission Expires April 17, 2002

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT
3 HANOVER SQUARE, SUITE 18A
NEW YORK, N. Y. 10004
TELEPHONE (212) 422-3530
FAX (212) 825-0455

February 1, 2002

New York Stock Exchange Inc.
20 Broad Street
New York, NY 10005

Dear Gentleman:

Pursuant to FASB 105 there is no concentration of credit risk in the annual audited financial statements of Morris David & Sons Securities Inc as of December 31, 2001.

Very Truly Yours,

Norman M. Goffner

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
Morris David & Sons Securities, Inc.	N	3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]

SEC FILE NO. 8-18434 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 186,986 [200]		$ 186,986 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		42,895 [295]		
B. Other		[300]	$ [550]	42,895 [810]
3. Receivables from non-customers		[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		38,766 [424]		
E. Spot commodities		[430]		38,766 [850]
5. Securities and/or other investments not readily marketable:				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities	$ [150]			
B. Other securities	$ [160]			
7. Secured demand notes:		200,000 [470]	[640]	200,000 [890]
Market value of collateral:				
A. Exempted securities	$ [170]			
B. Other securities	$ 437,074 [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ 2,400,000 [190]			
B. Owned, at cost			112,562 [650]	
C. Contributed for use of the company, at market value			[660]	112,562 [900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreemennts, at cost-net of accumulated depreciation and amortization.		[490]	[680]	[920]
11. Other assets		[535]	9,549 [735]	9,549 [930]
12. Total Assets		$ 468,647 [540]	$ 122,111 [740]	$ 590,758 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Morris David & Sons Securities, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value:				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	35,721	1205		1385	35,721	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ____ 970						
2. Includes equity subordination (15c3-1(d)) of ...... $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements			200,000	1420	200,000	1730
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of ...... $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 35,721	1230	$ 200,000	1450	$ 235,721	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			190,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			165,037	1794
E. Total			355,037	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 355,037	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 590,758	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Morris David & Sons Securities, Inc. as of **12/31/01**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	355,037	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				355,037	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				200,000	3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	555,037	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 122,111	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	122,111)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	432,926	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	6,492	3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	6,492)	3740
10. Net Capital			$	426,434	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Morris David & Sons Securities, Inc. as of **12/31/01**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	**2,381**	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	**5,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	**5,000**	3760
14. Excess net capital (line 10 less 13)	$	**421,434**	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	**420,434**	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	**35,721**	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	**35,721**	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	**8**	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	**36.03**	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used:

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Morris David & Sons Securities Inc.

For the period (MMDDYY) from 01/01/2001 [3932] to 12/31/2001 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 792,125	3935
b. Commissions on listed option transactions	3,640	3938
c. All other securities commissions		3939
d. Total securities commissions	795,765	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	243,413	3995
9. Total revenue	$ 1,039,178	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 585,694	4120
11. Other employee compensation and benefits		111,561	4115
12. Commissions paid to other broker-dealers		103,015	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		25,383	4195
15. Other expenses		221,418	4100
16. Total expenses		$ 1,047,071	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (7,893)	4210
18. Provision for Federal income taxes (for parent only)		2,057	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
22. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (9,950)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (11,355)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Morris David & Sons Securities Inc.

For the period (MMDDYY) from 01/01/2001 to 12/31/2001

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 364,987	4240
A. Net income (loss)		(9,950)	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 355,037	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 200,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 200,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Morris David & Sons Securities, Inc. as of **12/31/01**

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1 .... ______ [4550]

B. (k) (2) (A) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm **Fahnestock & Co.** [4335] X [4570]

D. (k) (3)-Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

MORRIS DAVID & SONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:		
Net Income (Loss)		$ (9,950)
Changes in Assets and Liabilities:		
(Increase) Decrease in:		
Accounts Receivable	$ 9,212	
Marketable Securities	48,484	
Other Assets	6,959	
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	(8,960)	
Net Adjustments:		55,695
Net Cash Provided By Operating Activities:		45,745
Cash And Cash Equivalents Beginning Of Year:		141,241
Cash And Cash Equivalents End Of Year:		$ 186,986

Supplemental Disclosure of Cash Flow Information:
Cash Paid During Year For:

Taxes	$ 2,057

NOTES TO FINANCIAL STATEMENTS

(1) The Company clears all securities transactions through its clearing brokers, FAHNESTOCK & Co., on a fully disclosed basis. Secutities transactions (and the related commission, revenue and expenses) are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are valued at market and the resulting unrealized gains and losses are reflected in income. Trade date reporting is insignificant.

(2) Subordinated Loans-Secured Demand Notes

Joan David	$	100,000
Lawrence David		100,000
	$	200,000

Joan David and Lawrence David are the subordinated lenders, of Morris David and Sons Securities, Inc. They each own 96 shares of the 200 shares issued and outstanding.

The securities held as collateral for the secured demand notes are held in a special account at Chase Manhattan Bank, which were verified.

(3) Depreciation of furniture, fixtures and equipment is by the straight line method as allowable for Federal Income Tax Requirements.

(4) There are no contingent liabilities.

(5) Income taxes have been provided for in accordance with Internal Revenue Service regulations.

(6) Net Capital Requirements
The Firms net capital requirements, under Rule 15c3-1 of the Securities and Exchange Commission, was $5,000.00, whereas the net capital as computed was $426,434.00 leaving excess capital of $421,434.00

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT
3 HANOVER SQUARE, SUITE 18A
NEW YORK, N. Y. 10004

TELEPHONE (212) 422-3530
FAX (212) 825-0455

February 1, 2002

To The Board of Directors of
Morris David & Sons Securities, Inc.

We have examined the Securities Investor Protection Report for Morris David & Sons Securities, Inc. Our examination was made in accordance with generally accepted auditing standards and with audit requirements prescribed by the Securities and Exchange Commission and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the assessments were determined fairly and in accordance with applicable instructions and forms.

Respectfully submitted.

Norman M. Goffner
Certified Public Accountants

MORRIS DAVID & SONS SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION PAYMENTS
FOR YEAR ENDED DECEMBER 31, 2001

Payment Date	Amount	Name of SIPC Collection Agent
January 15, 2001	150	New York Stock Exchange
Total	$ 150	

Lawrence David

Sworn to before me this
8th day of February 2002

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 41-4851342
Qualified in Queens County
Commission Expires April 17, 2002

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT